Notice of Exempt Solicitation Pursuant to Rule 14a-6(g)

Name of the Registrant: Starbucks Corporation

Name of person relying on exemption: Trillium Asset Management, LLC

Address of person relying on exemption: One Congress Street, Suite 3101, Boston, MA 02114

Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

Letter to Starbucks Corporation shareholders sent on March 20, 2026, regarding Starbucks Corporation’s 2026 director election.

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March 20, 2026

Dear Starbucks Shareholders,

On February 18, 2026, investorsi wrote urging Starbucks Corporation (the “Company” or “Starbucks”) shareholders to vote against the reelection of Directors Jørgen Vig Knudstorp and Beth Ford at the Company’s annual meeting on March 25, 2026, for sustained oversight failures related to labor relations. Since then, it has been reported that Starbucks Workers United (“SBWU”) made a new proposal to Starbucks sometime in February.ii On March 13, 2026, Starbucks disclosed that it has offered that bargaining resume on March 30th.iii On March 19, 2026, the investors met with the Company to share our perspective. Nevertheless, we remain concerned as our fundamental points have not been addressed and it continues to be clear to us that the Board is not providing adequate oversight of these issues. While we welcome the Company’s willingness to reenter the negotiating room with SBWU, we believe that this step alone does not address the lack of board oversight on labor issues.

Accordingly, we still believe that votes against directors Knudstorp and Ford are warranted for the following reasons:

1.	The Company’s various explanations for the dissolution of the Environmental, Partner Community and Impact Committee (the "EPCI Committee") do not withstand closer scrutiny.

a.	The Board’s own governance standards state that committees are established or maintained when particular risks require enhanced oversight.iv By that standard, the EPCI Committee's creation was an acknowledgment — a validation — that labor relations had become exactly that kind of risk. We viewed it as a genuine institutional commitment, one the Board reinforced in its January 2024 proxy statement which stated that the EPCI Committee was responsible for overseeing “policies and practices related to labor relations[.]”[v] The Company’s various explanations surrounding the notion of “efficiency” as justification for the dissolution are inconsistent with the Company’s own governance standard.vi

b.	During its existence, the EPCI Committee was composed, per its charter, exclusively of independent directors. Oversight of labor relations has now been reassigned to the full Board under the leadership of non-independent Chairman and CEO Brian Niccol. In our view, this shift represents a step backward in governance, as it places responsibility for overseeing labor relations within a structure led by management rather than independent directors.

c.	The progress reflected in the February 2024 joint Company-union announcement emerged during a period when labor relations oversight was entrusted to the EPCI Committee. Since the Committee’s dissolution in November 2025, the Company has experienced renewed labor unrest, including strikes in December. This timing underscores the importance of dedicated board-level oversight in a standing board committee led by independent directors, such as the EPCI Committee.

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Please DO NOT send us your proxy card as it will not be accepted.

2.	The Company appears to be omitting important context in its statements:

a.	“Workers United walked away from negotiations in December 2024.” In January 2025, both the Company and union agreed to mediation to revive stalled contract negotiations, but no agreement was reached.vii When workers voted in April 2025 to reject the Company's economic proposal, it stands to reason that the obligation to respond with a counter-proposal fell squarely on the Company. Instead, the Company offered no new counter-proposals, maintaining what appeared to be a take-it-or-leave-it posture. An instructive labor law case from the Second Circuitviii condemned a "stiff and unbending" posture as inconsistent with the duty to bargain in good faith. For nearly a year, the Company held its position without a counter-proposal, and it appears that it took a new union proposal in February to finally restart the process.ix From our perspective that is not a union walking away.

b.	“Starbucks has proposed to resume in-person bargaining with Workers United on March 30 and to remain available for continued negotiations through April.” SBWU reports that in February 2026 it submitted a new proposal to cover outstanding issues concerning pay, scheduling/staffing and resolving all outstanding unfair labor practice charges.[x] The March offer from the Company to restart negotiations would appear to be in reaction to the union’s proposal and in our view this offer is a less robust commitment than its previously stated goal to “completing bargaining and contract ratification in 2024”.xi Further, it is unclear why the Company is limiting its stated availability “through April”.

3.	A familiar pattern with Starbucks emerges – will this time be different?

In February 2024, following heightened investor attention to Starbucks’ labor relations,xii the Company and the union jointly announced a pathway forward that held out the promise of reaching a collective bargaining agreement. By late 2024 and into early 2025, however, negotiations appeared to stall.xiii Now, in early 2026 – once again following renewed investor focus on labor relations risks – Starbucks has announced its intention to resume in-person bargaining. This time with no time-bound goal of completing bargaining. We are concerned that progress may advance during a period of elevated investor scrutiny but falter if that attention subsides.

We continue to believe that Director Knudstorp and Director Ford bear significant responsibility for both the labor relations oversight failures and governance backslide. Our February 2026 shareholder letterxiv underscores the roles they played in overseeing these issues but we note that Director Knudstorp, as Chair of the Nominating and Corporate Governance Committee (NCG) oversaw the decision to recombine the CEO and Chair roles on the Board and was both NCG Chair and Lead Independent Director when the EPCI Committee was dissolved.xv As the sole Chair of the EPCI Committee, and now Chair of the NCG,xvi Director Ford also shoulders responsibility for the labor relations oversight failures.

We urge shareholders to vote AGAINST Directors Jørgen Vig Knudstorp and Beth Ford.

Trillium Asset Management, LLC

Shareholder Association for Research and Education (SHARE)

SOC Investment Group

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Please DO NOT send us your proxy card as it will not be accepted.

i Thomas P. DiNapoli, New York State Comptroller, Mark Levine, New York City Comptroller on behalf of the New York City Retirement Systems, Merseyside Pension Fund, Shareholder Association for Research and Education (SHARE, SOC Investment Group, Trillium ESG Global Equity Mutual Fund.

ii https://www.cnbc.com/2026/03/13/starbucks-workers-united-union-contract-proposal.html

iii https://www.sec.gov/ix?doc=/Archives/edgar/data/0000829224/000082922426000023/sbux-20260313.htm, Slide 6.

iv Starbucks Corporations, Corporate Governance Principles and Practices For the Board of Directors, p. 4 https://content-prod-live.cert.starbucks.com/binary/v2/asset/137-105705.pdf.

v Starbucks Corporation, 2024 Proxy Statement and Notice of Annual Meeting, p. 33, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000829224/000119312524014772/d523441ddefc14a.htm.

vi Starbucks Corporation, 2026 Proxy Statement and Notice of Annual Meeting, p. 23, Footnote 1, January 26, 2026, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000829224/000121390026007780/ea0270973-01.htm.

vii Danielle Kaye and Rebecca Davis O’Brien, “Starbucks and union agree to mediation in quest for contract,” The New York Times, January 30, 2025. https://www.nytimes.com/2025/01/30/business/starbucks-workers-united-union-mediation.html.

viii NLRB v. General Electric Co., 418 F.2d 736 (2d Cir. 1969)

ix https://www.cnbc.com/2026/03/13/starbucks-workers-united-union-contract-proposal.html.

x Id.

xi https://about.starbucks.com/press/2024/message-from-sara-starbucks-and-workers-united-agree-on-path-forward.

xii https://investor.starbucks.com/news/financial-releases/news-details/2023/Starbucks-Corporation-Issues-Statement-in-Response-to-SOC-Nomination and https://d18rn0p25nwr6d.cloudfront.net/CIK-0000829224/033be0b2-8d44-4e62-83bc-265015705b1a.pdf.

xiii https://sbworkersunited.org/bargaining-timeline/.

xiv https://www.sec.gov/Archives/edgar/data/829224/000121465926002122/o218264px14a6g.htm.

xv Starbucks Corporation, 2026 Proxy Statement and Notice of Annual Meeting, p. 25, 35, January 26, 2026 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000829224/000121390026007780/ea0270973-01.htm; Starbucks Corporation, 2025 Proxy Statement and Notice of Annual Meeting, p. 6, January 24, 2026, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000829224/000121390025006516/ea0224926-02.htm#T118; https://content-prod-live.cert.starbucks.com/binary/v2/asset/137-103265.pdf.

xvi Starbucks Corporation, 2026 Proxy Statement and Notice of Annual Meeting, p. 25.

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.